EXHIBIT 99.1

RISK FACTORS

You should carefully consider the following risk factors before you decide to invest in our Company and our business because these risk factors may have a significant impact on our business, operating results, financial condition, and cash flows. If any of these risks actually occurs, our business, financial condition, operating results and/or cash flows could be harmed.

If we continue to incur operating losses, we may be unable to continue our operations.

We have incurred losses since we started our company in January 1992. As of July 31, 2003, we had an accumulated deficit of approximately $265 million. If we continue to incur operating losses and fail to become a profitable company, we may be unable to continue our operations. Since we began our business, we have focused on research and development of product candidates. We have no products that are available for sale and do not know when we will have products available for sale, if ever. We expect to continue to operate at a net loss for at least the next several years as we continue our research and development efforts, continue to conduct clinical trials and develop manufacturing, sales, marketing and distribution capabilities. Our future profitability depends on our receiving regulatory approval of our product candidates and our ability to successfully manufacture and market approved drugs. The extent and the timing of our future losses and our profitability, if we are ever profitable, are highly uncertain.

If we do not obtain regulatory approval for our drug products, we will not be able to sell our drug products.

We cannot sell or market our drugs without regulatory approval. If we do not obtain and maintain regulatory approval for our products, the value of our company and our results of operations will be harmed. In the United States, we must obtain and maintain approval from the U.S. Food and Drug Administration, or FDA, for each drug that we intend to sell. Obtaining FDA approval is typically a lengthy and expensive process, and approval is highly uncertain. Foreign governments also regulate drugs distributed outside the United States, whose approval can also be lengthy, expensive and highly uncertain. None of our product candidates has received regulatory approval to be marketed and sold in the United States or any other country. We may not receive regulatory approval for any of our product candidates, if ever, for at least the next several years.

If our drug trials are delayed or achieve unfavorable results, we will have to delay or may be unable to obtain regulatory approval for our products.

We must conduct extensive testing of our product candidates before we can obtain regulatory approval for our products. We need to conduct both preclinical animal testing and clinical human trials. These tests and trials may not achieve favorable results. We would need to reevaluate any drug that did not test favorably and either alter the study, the drug or the dose and perform additional or repeat tests, or abandon the drug development project. In those circumstances, we would not be able to obtain regulatory approval on a timely basis, if ever. Even if approval is granted, the approval may require limitations on the indicated uses for which the drug may be marketed.

Clinical trials completed to date have not achieved their primary endpoints.

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In December 1999 we completed a Phase IIb trial of pexelizumab, one of our two lead antibody product candidates, for the treatment of complications in patients after cardiopulmonary bypass surgery, including the reduction of the frequency and severity of myocardial infarctions, or heart attacks, and frequency of death. The primary therapeutic pre-set goal of the trial, referred to as the primary endpoint, was not achieved. However, in the pre-specified population that included approximately 90% of the patient population, (i.e. the 800 patients who had coronary artery bypass graft surgery without valve surgery), those that received pexelizumab at the highest dose level experienced a statistically significant reduction in larger post-surgical heart attacks. Based on these results, in January 2002, we commenced enrollment of a Phase III clinical trial of pexelizumab in patients undergoing coronary artery bypass graft surgery, or CABG, with cardiopulmonary bypass operations. This study completed the target patient enrollment of approximately 3,000 patients in February 2003. In August 2003, we disclosed preliminary results that indicated that the primary endpoint was not achieved with statistical significance. The primary endpoint in this Phase III trial was a composite of the incidence of death or myocardial infarction, measured at 30 days post-procedure, in patients undergoing CABG without concomitant valve surgery.

We are not currently able to predict the reaction of the United States Food and Drug Administration and other regulatory agencies to the results of this Phase III trial of pexelizumab in CABG patients. Such reactions may include, but are not limited to, the view that the results may be sufficient for filing and approval of a Biologics License Application, or BLA, supportive of the filing and approval of a BLA together with additional studies, or not supportive of the filing or approval of a BLA.

We have also announced, in 2001, the completion of a Phase IIa trial of eculizumab, our other lead antibody product candidate, for the treatment of rheumatoid arthritis, or RA. The primary endpoint, or therapeutic pre-set goal, for this trial was met by the group of patients who received the mid-level dosing regimen of eculizumab. Patients who received higher or lower doses of eculizumab in the clinical trial did not achieve the primary endpoint. The primary endpoint in this Phase IIa trial was ACR 20 at 3.25 months.

In January 2002, we initiated a Phase IIb multi-center study in RA patients. The trial is designed to assess safety and efficacy of eculizumab and to confirm the most efficacious dose regimen of the drug in RA patients. The trial consists of approximately 350 patients who are being treated concomitantly with disease-modifying anti-rheumatic drugs. We completed enrollment in January 2003 for this ongoing Phase IIb study. We expect to release the full results in the latter part of 2003 or the first half of 2004. We are also conducting an on-going 12 month open-label extension study in RA which will continue to help us assess long-term safety.

Completion of these and other trials does not guarantee that we will initiate additional trials for our product candidates, that if the trials are initiated what the scope and phase of the trial will be or that they will be completed, or that if the trials are completed, the results will provide a sufficient basis to proceed with further trials or to apply for or receive regulatory approvals or to commercialize products. Results of trials could be inconclusive, requiring additional or repeat trials. If the results achieved in our clinical trials are insufficient to proceed to further trials or to regulatory approval of our product candidates our company could be materially adversely affected. Failure of a trial to achieve its prespecified primary endpoint generally increases the likelihood that additional studies will be required if the sponsoring company determines to continue development of the product candidate, and reduces the likelihood of timely development of and regulatory approval to market the product candidate.

There are many additional reasons why drug testing could be delayed or terminated.

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For human trials, patients must be recruited and each product candidate must be tested at various doses and formulations for each clinical indication. Also, to ensure safety and effectiveness, the effect of drugs often must be studied over a long period of time, especially for the chronic diseases that we are studying. Unfavorable results or insufficient patient enrollment in our clinical trials could delay or cause us to abandon a product development program.

Additional factors that can cause delay or termination of our clinical trials include:

•	slow patient enrollment;

•	long treatment time required to demonstrate effectiveness;

•	lack of sufficient supplies of the product candidate;

•	adverse medical events or side effects in treated patients;

•	lack of effectiveness of the product candidate being tested; and

•	lack of sufficient funds.

We may expand our business through new acquisitions that could disrupt our business and harm our financial condition.

Our business strategy includes expanding our products and capabilities, and we may seek acquisitions to do so. Acquisitions involve numerous risks, including:

•	substantial cash expenditures;

•	potentially dilutive issuance of equity securities;

•	incurrence of debt and contingent liabilities, some of which may be difficult or impossible to identify at the time of acquisition;

•	difficulties in assimilating the operations of the acquired companies;

•	diverting our management’s attention away from other business concerns;

•	risks of entering markets in which we have limited or no direct experience; and

•	the potential loss of our key employees or key employees of the acquired companies.

We cannot assure you that any acquisition will result in short-term or long-term benefits to us. We may incorrectly judge the value or worth of an acquired company or business. In addition, our future success would depend in part on our ability to manage the rapid growth associated with some of these acquisitions. We cannot assure you that we will be able to make the combination of our business with that of acquired businesses or companies work or be successful. Furthermore, the development or expansion of our business or any acquired business or companies may require a substantial capital investment by us. We may not have these necessary funds or they might not be available to us on acceptable terms or at all. We may also seek to raise funds by selling shares of our stock, which could dilute current shareholder’s ownership interest in our company.

On September 22, 2000, we purchased all of the capital stock and other outstanding securities of Prolifaron, Inc., a privately held biopharmaceutical company that is developing therapeutic antibodies addressing multiple diseases, including cancer, for approximately 400,000 shares of our outstanding capital stock. The business of Prolifaron, now our wholly-owned subsidiary, Alexion Antibody Technologies, Inc., or AAT, is subject to many of the same risks that our

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business is subject to. We cannot assure you that AAT will successfully develop any products or that we will realize any benefits from the acquisition of Prolifaron

If we fail to obtain the capital necessary to fund our operations, we will be unable to continue or complete our product development.

We believe we have sufficient capital to fund our operations and product development for at least twenty-four months. We may need to raise additional capital before or after that time to complete the development and commercialization of our product candidates. We are currently conducting or completing several clinical trials, including the Phase III trial of pexelizumab in CABG patients. Funding needs may shift between programs and potentially accelerate and increase if we initiate new pivotal trials for our product candidates, including any pivotal clinical trial of pexelizumab for acute myocardial infarction, or heart attack, patients undergoing angioplasty, a procedure for opening up narrowed or blocked arteries that supply blood to the heart. We rely heavily on Procter & Gamble to fund development of pexelizumab. If Procter & Gamble were to terminate the pexelizumab collaboration, we could have to raise additional capital or find new collaboration partners in order to continue the development of pexelizumab.

Additional financing could take the form of public or private debt or equity offerings, equity line facilities, bank loans, collaborative research and development arrangements with corporate partners and/or the sale or licensing of some of our property. The amount of capital we may need depends on many factors, including:

•	the existence, terms and status of collaborative arrangements and strategic partnerships, such as our collaboration with Procter & Gamble;

•	the progress, timing and scope of our research and development programs;

•	the progress, timing and scope of our preclinical studies and clinical trials;

•	the time and cost necessary to obtain regulatory approvals;

•	the time and cost necessary to further develop manufacturing processes, arrange for contract manufacturing or build manufacturing facilities and obtain the necessary regulatory approvals for those facilities;

•	the time and cost necessary to develop sales, marketing and distribution capabilities;

•	the cost necessary to sell, market and distribute our products, if any are approved;

•	changes in applicable governmental regulatory policies; and

•	any new collaborative, licensing and other commercial relationships that we may establish.

We may not get funding when we need it or funding may only be available on unfavorable terms. If we cannot raise adequate funds to satisfy our capital requirements, we may have to delay, scale-back or eliminate our research and development activities or future operations. We might have to license our technology to others. This could result in sharing revenues that we might otherwise retain for ourselves. Any of these actions would harm our business.

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If our collaboration with Procter & Gamble is terminated or Procter & Gamble reduces its commitment to our collaboration, our ability to develop and commercialize pexelizumab in the time expected, or at all, and our business would be harmed.

We rely heavily on Procter & Gamble to perform development, obtain commercial manufacturing, and provide sales and marketing for pexelizumab. While we cannot assure you that pexelizumab will ever be successfully developed and commercialized, if Procter & Gamble does not perform its obligations in a timely manner, or at all, our ability to commercialize pexelizumab will be significantly adversely affected. We rely on Procter & Gamble, or P&G, to provide funding and additional resources for the development and commercialization of pexelizumab. These include funds and resources for:

•	clinical development and clinical and commercial manufacturing;

•	obtaining regulatory approvals; and

•	sales, marketing and distribution efforts worldwide.

P&G has rights to terminate the collaboration or sublicense its collaboration rights at any time. Termination of our agreement with Procter & Gamble would cause significant delays in the development of pexelizumab and result in significant additional development costs to us. If we were to continue development of pexelizumab following termination by P&G, we would need to fund the development and commercialization of pexelizumab on our own or identify a new development partner. We would need to develop or acquire replacement expertise in many areas necessary for the development and potential commercialization of pexelizumab, or enter into agreements with other companies with respect to those matters. We do not have the resources to replace some of the functions provided or funded by P&G. Accordingly, we might have to stop the development of pexelizumab or shift resources from other product development programs until alternative resources were obtained. Sublicense by P&G also could cause significant delays in the development of pexelizumab and result in substantial additional development costs to us. In addition, sublicense would introduce a new collaboration partner which could create new and additional risks to the development of pexelizumab that can not be identified at this time.

We cannot guarantee that Procter & Gamble will devote the resources necessary to successfully develop and commercialize pexelizumab in a timely manner, if at all. Furthermore, Procter & Gamble may devote the necessary resources, but we may still not successfully develop and commercialize pexelizumab. We might also have to repeat testing already completed with Procter & Gamble.

We are not currently able to predict the reaction of P&G to the results of the Phase III PRIMO-CABG trial of pexelizumab, including how those results may affect P&G’s future plans for pexelizumab.

If we are unable to engage and retain third-party collaborators, our research and development efforts may be delayed.

We depend upon third-party collaborators to assist us in the development of our product candidates. If any of our existing collaborators breaches or terminates its agreement with us or does not perform its development work under an agreement in a timely manner or at all, we would experience significant delays in the development or commercialization of our product candidates. We would also experience significant delays if we could not engage additional collaborators when required. In either event, we would be required to devote additional funds or

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other resources to these activities or to terminate them. This would divert funds or other resources from other parts of our business.

We cannot assure you that:

•	current collaboration arrangements will be continued in their current form;

•	we will be able to negotiate acceptable collaborative agreements to develop or commercialize our product candidates;

•	any arrangements with third parties will be successful; or

•	current or potential collaborators will not pursue treatments for other diseases or seek other ways of developing treatments for our disease targets.

If the trading price of our common stock continues to fluctuate in a wide range, our stockholders will suffer considerable uncertainty with respect to an investment in our stock.

The trading price of our common stock has been volatile and may continue to be volatile in the future. Factors such as announcements of fluctuations in our or our competitors’ operating results or clinical or scientific results, fluctuations in the trading prices or business prospects of our competitors and collaborators, including, but not limited to Procter & Gamble, changes in our prospects, and market conditions for biotechnology stocks in general could have a significant impact on the future trading prices of our common stock and our outstanding notes. In particular, the trading price of the common stock of many biotechnology companies, including ours, has experienced extreme price and volume fluctuations, which have at times been unrelated to the operating performance of the companies whose stocks were affected. This is due to several factors, including general market conditions, the announcement of the results of our clinical trials or product development and the results of our attempts to obtain FDA approval for our products. In particular, since August 1, 2001, the sales price of our common stock has ranged from a low of $9.05 per share to a high of $26.69 per share and since August 1, 1999, the sales price of our common stock has ranged from a low of $9.05 per share to a high of $119.88 per share. While we cannot predict our future performance, if our stock continues to fluctuate in a wide range, an investment in our stock or our outstanding notes may result in considerable uncertainty for an investor.

If we cannot protect the confidentiality and proprietary nature of our trade secrets, our business and competitive position will be harmed.

Our business requires using sensitive technology, techniques and proprietary compounds that we protect as trade secrets. However, since we are a small company, we also rely heavily on collaboration with suppliers, outside scientists and other drug companies. Collaboration presents a strong risk of exposing our trade secrets. If our trade secrets were exposed, it would help our competitors and adversely affect our business prospects.

In order to protect our drugs and technology more effectively, we need to obtain patents covering the drugs and technologies we develop. We may obtain patents through ownership or license. Our drugs are expensive and time-consuming to test and develop. Without patent protection, competitors may copy our methods, or the chemical structure or other aspects of our drugs. Even if we obtain patents, the patents may not be broad enough to protect our drugs from copycat products.

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If we are found to be infringing on patents owned by others, we may be forced to obtain a license to continue the manufacture, sale or development of our drugs and/or pay damages. If we cannot obtain a license, we may be prevented from the sale or development of our drugs.

Parts of our technology, techniques and proprietary compounds and potential drug candidates may conflict with patents owned by or granted to others. If we cannot resolve these conflicts, we may be liable for damages, be required to obtain costly licenses or be stopped from manufacturing, using or selling our products or conducting other activities. For example, we are aware of broad patents owned by others relating to the manufacture, use and sale of recombinant humanized antibodies, recombinant humanized single chain antibodies, recombinant human antibodies, and recombinant human single chain antibodies. Many of our product candidates are genetically engineered antibodies, including recombinant humanized antibodies, recombinant humanized single chain antibodies, recombinant human antibodies, and recombinant human single chain antibodies.

We have received notices from the owners of some of these patents claiming that their patents may be relevant to the development, manufacture or sale of some of our drug candidates. In response to some of these notices, we have obtained licenses, or expect to obtain licenses. However, with regard to other patents, we have either determined in our judgment that:

•	our products do not infringe the patents;

•	we do not believe the patents are valid; or

•	we have identified and are testing various modifications that we believe should not infringe the patents and which should permit commercialization of our product candidates.

Any patent holders could sue us for damages and seek to prevent us from manufacturing, selling or developing our drugs. Legal disputes can be costly and time consuming to defend. If any of these actions are successful, we could be required to pay costly damages or to obtain a license to sell or develop our drugs. A required license may be costly or may not be available on acceptable terms, if at all.

If the testing or use of our products harms people, we could be subject to costly and damaging product liability claims.

The testing, manufacturing, marketing and sale of drugs for use in humans exposes us to product liability risks. Side effects and other problems from using our products could give rise to product liability claims against us. We might have to recall our products, if any, from the marketplace. Some of these risks are unknown at this time.

In addition, we may be sued by people who participate in our trials. A number of patients who participate in such trials are already very ill when they enter the trial. Any informed consents or waivers obtained from people who sign up for our trials may not protect us from liability or litigation. Our product liability insurance may not cover all potential liabilities or may not completely cover any covered liabilities. Moreover, we may not be able to maintain our insurance on acceptable terms. In addition, negative publicity relating to a product liability claim may make it more difficult, or impossible, for us to recruit patients for our clinical trials or to market and sell our products. As a result of these factors, a product liability claim, even if successfully defended, could have a material adverse effect on our business, financial condition or results of operations.

Use of C5 Inhibitors, such as pexelizumab and eculizumab, is associated with an increased risk for infection with Neisseria bacteria. One patient in our eculizumab membranous nephritis trials

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became infected with Neisseria bacteria. Serious cases of Neisseria infection can result in brain damage, loss of limbs or parts of limbs, kidney failure, or death.

If we cannot manufacture our drug candidates in sufficient amounts at acceptable costs and on a timely basis, we may be unable to have the necessary materials for product testing, and later for potential sale in the market. Either event would harm our business.

For our drug trials, we need to produce sufficient amounts of product for testing. Our small manufacturing plant cannot manufacture enough of our product candidates for later stage clinical development. In addition, we do not have the capacity to produce more than one product candidate at a time. We depend on a few outside suppliers for manufacturing. If we experience interruptions in the manufacture of our products for testing, our drug development and commercialization efforts will be delayed. If any of our outside manufacturers stops manufacturing our products or reduces the amount manufactured, or is otherwise unable to manufacture our required amounts at our required quality, we will need to find other alternatives. If we are unable to find an acceptable outside manufacturer on reasonable terms, we will have to divert our own resources to manufacturing, which may not be sufficient to produce the necessary quantity or quality of product. As a result, our ability to conduct testing and drug trials and our plans for commercialization would be materially adversely affected. Submission of products and new development programs for regulatory approval, as well as our plans for commercialization, would be delayed. Our competitive position and our prospects for achieving profitability would be materially and adversely affected.

Manufacture of drug products is highly regulated by the FDA and other domestic and foreign authorities, including the need to develop and utilize manufacturing processes that consistently produce our drug products to their required quality specifications. We cannot assure you that we or our third-party collaborators will successfully comply with all of those regulations, which would have a materially adverse effect on our business.

Manufacture of our drug products is highly technical and only a few third-parties have the ability and capacity to manufacture our drug products for our development and commercialization needs. We can not assure you that these potential third-party collaborators will agree to manufacture our products on our behalf on commercially reasonable terms, if at all. If we do achieve agreement from one or more third parties to manufacture our drug products, we can not assure you that they will be able or willing to honor the terms of the agreements, including any obligations to manufacture the drug products in accordance with regulatory requirements and to our specific quality specifications and volume requirements. Due to the highly technical requirements of manufacturing our drug products, our third-party collaborators and we may be unable to manufacture our drug products despite their and our efforts. Inability to contract with third-party manufacturers on commercially reasonable terms, or failure or delay by our third-party manufacturers, if any, in manufacturing our drug products in the volumes and quality required, would have a material adverse effect on our business.

We have no experience or capacity for manufacturing drug products in volumes that would be necessary to support commercial sales. If we are unable to establish and maintain commercial scale manufacturing within our planned time and cost parameters, sales of our products and our financial performance would be adversely affected.

Currently, we are relying on Procter & Gamble to retain appropriate commercial manufacturing for pexelizumab through one or more third-party manufacturers. P&G has contracted with one third-party manufacturer for the large-scale commercial manufacture of pexelizumab. The failure of Procter & Gamble to obtain appropriate commercial manufacturing for pexelizumab on a

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timely basis, or at all, may prevent or impede the commercialization of pexelizumab. We have executed a large-scale product supply agreement with Lonza Biologics, plc for the long-term manufacture of eculizumab. The failure of Lonza Biologics, plc to manufacture appropriate supplies of eculizumab on a timely basis, or at all, may prevent or impede the commercialization of eculizumab.

Due to the nature of the current market for third-party commercial manufacturing arrangements, many arrangements require substantial penalty payments by the customer for failure to use the manufacturing capacity contracted for. We could owe substantial penalty payments to Lonza Biologics, plc if we were not to use the manufacturing capacity contracted for with them; and we could be required to share on an equal basis with P&G substantial penalty payments owed by P&G for its failure to utilize the manufacturing capacity contracted for by it with third-party manufacturers for supply of pexelizumab. The payment of a substantial penalty would harm our financial condition.

If we are unable to establish sales, marketing and distribution capabilities, or to enter into agreements with third parties to do so, we will be unable to successfully market and sell future drug products.

We have no sales or distribution personnel or capabilities, and have only recently established core pre-commercial marketing capabilities. If we are unable to continue developing or contract those capabilities, either by developing our own capabilities or entering into agreements with others, we will not be able to successfully sell our products. In that event, we will not be able to generate significant revenues. We cannot guarantee that we will be able to hire the qualified sales and marketing personnel we need. We may not be able to enter into any marketing or distribution agreements with third-party providers on acceptable terms, if at all. Currently, we are relying on Procter & Gamble for sales, marketing and distribution of pexelizumab. Procter & Gamble, or any future third-party collaborators, may not succeed at selling, marketing or distributing any of our future drug products.

If we are unable to obtain reimbursement from government health administration authorities, private health insurers and other organizations for our future products, our products may be too costly for regular use and our ability to generate revenues would be harmed.

Our products, if commercialized, like similar products in the marketplace, may be significantly more expensive than traditional drug treatments. Our future revenues and profitability will be adversely affected if we cannot depend on governmental and private third-party payors to defray the cost of our products to the consumer. If these entities refuse to provide reimbursement with respect to our products or determine to provide an insufficient level of reimbursement, our products may be too costly for general use. Our profitability may be adversely impacted if we choose to offer our products at a reduced price. Any limitation on the use of our products or any decrease on the price of our products without a corresponding decrease in expenses will have a material adverse effect on our ability to achieve profitability.

If our competitors get to the marketplace before we do with better or cheaper drugs, our drugs may not be profitable to sell or to continue to develop.

Each of Abbott laboratories, Adprotech Ltd., Avant Immunotherapeutics, Inc., Baxter International, Inc., Millennium Pharmaceuticals, Inc., Neurogen Corporation, Tanox, Inc., and Xoma, Inc. have publicly announced their intentions to develop drugs which target the inflammatory effects of complement in the immune system. We are also aware that

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GlaxoSmithKline plc, Merck & Co., Inc. and Pfizer, Inc. are also attempting to develop complement inhibitor therapies. Each of Cambridge Antibody Technology Group plc, MorphoSys AG and Dyax Corporation has publicly announced intentions to develop therapeutic human antibodies from libraries of human antibody genes. Additionally, each of Abgenix Inc. and Medarex, Inc. has publicly announced intentions to develop therapeutic human antibodies from mice that have been bred to include some human antibody genes. These and other pharmaceutical companies, many of which have significantly greater resources than we, may develop, manufacture and market better or cheaper drugs than our product candidates. They may establish themselves in the marketplace before we are able to even finish our clinical trials. Other pharmaceutical companies also compete with us to attract academic research institutions as drug development partners, including for licensing these institutions’ proprietary technology. If our competitors successfully enter into such arrangements with academic institutions, we will be precluded from pursuing those specific unique opportunities and may not be able to find equivalent opportunities elsewhere.

If we fail to recruit and retain personnel, our research and product development programs may be delayed.

We are highly dependent upon the efforts of our senior management and scientific personnel, particularly, Leonard Bell, M.D., our Chief Executive Officer and a member of our Board of Directors, David W. Keiser, our President, Chief Operating Officer and a member of our Board of Directors, and Stephen P. Squinto, Ph.D., our Executive Vice President and Head of Research. There is intense competition in the biotechnology industry for qualified scientific and technical personnel. Since our business is very science-oriented and specialized, we need to continue to attract and retain such people. We may not be able to continue to attract and retain the qualified personnel necessary for developing our business. We have a key man insurance policy for Dr. Bell and employment agreements with Dr. Bell, Mr. Keiser and Dr. Squinto. To our knowledge, none of our key personnel is planning to retire or is nearing retirement age. Further, to our knowledge, there is no tension between any of our key personnel and the Board of Directors. If we lose the services of our management and scientific personnel or fail to recruit other scientific and technical personnel, our research and product development programs would be materially and adversely affected.

In particular, we highly value the services of Dr. Leonard Bell, our Chief Executive Officer. The loss of his services could materially and adversely affect our ability to achieve our development objectives.

The large number of shares that may be sold in the market following our September 2003 sale of common stock may depress the market price of our stock.

Sale or issuance of a substantial number of shares of our common stock could cause the market price of our common stock to decline. All of the 3,600,000 shares sold in our September 2003 offering of common stock are freely tradable without restriction or further registration under the Securities Act of 1933. In addition, as of October 1, 2003, there are 2,127,026 shares of common stock issuable upon exercise of options granted by us, which also have been registered for resale on registration statements filed with the Securities and Exchange Commission. We also may issue up to 1,127,555 shares of common stock upon conversion of 5 3/4% convertible subordinated notes due in March 2007, which have been registered for resale pursuant to a registration statement filed with the Securities and Exchange Commission.

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The conviction of our former independent public accountants, Arthur Andersen LLP, on federal obstruction of justice charges may adversely affect Arthur Andersen LLP’s ability to satisfy any claims arising from the provision of auditing services to us and may impede our access to the capital markets.

On March 14, 2002, our previous independent public accounting firm, Arthur Andersen LLP, was indicted on federal obstruction of justice charges arising from the federal government’s investigation of Enron Corp. On June 15, 2002, a jury returned with a guilty verdict against Arthur Andersen LLP following a trial. As a public company, we are required to file with the U.S. Securities and Exchange Commission, or SEC, periodic financial statements audited or reviewed by an independent public accountant. On May 31, 2002, we dismissed Arthur Andersen LLP as our independent public accountants, and engaged a new independent public accounting firm to audit our financial statements for fiscal 2002. It may be impossible for you to obtain recoveries from Arthur Andersen LLP with respect to its audits of our financial statements as a result of its conviction in the Enron matter. In addition, Arthur Andersen LLP has not performed any procedures in connection with our Annual Report on Form 10-K for the fiscal years ended July 31, 2002 and July 31, 2003 and has not consented to the incorporation by reference of its reports in our Annual Report on Form 10-K for the fiscal years ended July 31, 2002, and July 31, 2003 and therefore, you will not be able to recover against Arthur Andersen LLP for any untrue statements of material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein.

Should we seek access to the public capital markets, the SEC rules will require us to include or incorporate by reference in any prospectus three years of audited financial statements. The SEC’s current rules would require us to present audited financial statements for one or more fiscal years audited by Arthur Andersen LLP and obtain their consent and representations until our audited financial statements for the fiscal year ending July 31, 2004 become available in the first quarter ended October 31, 2004. We expect that we would not be able to obtain the necessary consent and representations from Arthur Andersen LLP who have ceased operations. As a result, we may not be able to satisfy the SEC requirements for a registration statement or for our periodic reports. Even if the SEC decides to accept financial statements previously audited by Arthur Andersen LLP, but without their current consent and representations, those financial statements would not provide us and any underwriters with the same level of protection under current securities laws as would otherwise be the case. In either of these situations, our access to the capital markets would be impaired unless PricewaterhouseCoopers LLP, our current independent public accounting firm, or another independent public accounting firm, is able to audit the financial statements originally audited by Arthur Andersen LLP. Any delay or inability to access the public capital markets caused by these circumstances could have a material adverse effect on our business, profitability and growth prospects.

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